www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/10/16: UMC will convene Q3 2024 Investor Conference

99.2 Announcement on 2024/10/22: Announcement of the Company's Board Meeting Date of Q3, 2024 Consolidated Financial Report

Exhibit 99.1

UMC will convene Q3 2024 Investor Conference

1. Date of institutional investor conference: 2024/10/30

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q3 2024 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.2

Announcement of the Company's Board Meeting Date of Q3, 2024 Consolidated Financial Report

1. Date of a notice of the board of directors meeting is issued: 2024/10/22

2. Expected date of the board of directors meeting is convened: 2024/10/30

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

Q3, 2024 Consolidated Financial Report

4. Any other matters that need to be specified: None